                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          For the month of April 2003
                                           ----------

                       Commission File Number: 333-100069
                                               ----------

                               NETEASE.COM, INC.

                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                              Dong Cheng District
                   Beijing, People's Republic of China 100738
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F         X         Form 40-F
                         ----------------            ---------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      --------------     ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-    N.A.
                      ----------

                               Page 1 of 9 Pages

                  The index of exhibits may be found at Page 2

                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Signature                                                               Page 3
Press Release Regarding First Quarter                     Exhibit 99.1, Page 4
   Results dated April 29, 2003

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       NETEASE.COM, INC.


                                       By: /s/ Ted Sun
                                           -------------------------------------
                                           Name:  Mr. Ted Sun
                                           Title: Chief Executive Officer and
                                                  Director

Date: April 29, 2003

                                                                    Exhibit 99.1

                                                                   Press Release
--------------------------------------------------------------------------------

Contact for Media and Investors:

Olive Wang
NetEase.com, Inc.
ir@corp.netease.com
(86) 10-8518-0163, ext. 8243
(86) 130-0192-3550

Jessica Barist Cohen
Ogilvy Public Relations Worldwide
jessica.cohen@ogilvy.com
(86) 21-6218-3009, ext. 238


               NetEase.com Announces Strong First Quarter Results

   Continued revenue growth of 23.2% over preceding quarter results in further enhanced gross margins of 77.9%

  Company achieves operating profit of RMB63.6 million (US$7.7 million) and net profit of RMB68.9 million (US$8.3 million), or US$0.27 per American Depositary
                                 Share (basic)

(Beijing - April 29, 2003) - NetEase.com, Inc. (Nasdaq: NTES), a leading Internet technology provider in China, today announced financial results for its first quarter ended March 31, 2003.

The Company reported total revenues of RMB117.9 million (US$14.2 million) for the first quarter, a 23.2% increase over total revenues of RMB95.7 million (US$11.6 million) for the preceding quarter ended December 31, 2002 and a 392.3% increase over total revenues of RMB24.0 million (US$2.9 million) for the corresponding period in 2002. The Company reported a net profit of RMB68.9 million (US$8.3 million), or US$0.27 and US$0.26 per basic and diluted American Depositary Share respectively, compared to the previous quarter's net profit of RMB43.1 million (US$5.2 million), or US$0.17 and US$0.16 per basic and diluted American Depositary Share respectively. The same quarter in the previous year had a net loss of RMB17.8 million (US$2.1 million).

Advertising revenues were RMB12.0 million (US$1.4 million) for the quarter ended March 31, 2003, representing a 3.7% decrease over RMB12.5 million (US$1.5 million) for the preceding quarter but a 204.0% increase over RMB3.9 million (US$0.5 million) for the corresponding period a year ago. Revenues from e-commerce and other services for the quarter were RMB105.8 million (US$12.8 million), representing a 27.4% increase over the preceding quarter's RMB83.1 million (US$10.0 million) and a 429.7% increase over RMB20.0 million (US$2.4 million) for the corresponding period a year ago. The increase in revenues from e-commerce and other services was primarily attributable to continued growing interest in NetEase's proprietary online game, "Westward Journey Online Version 2.0," as well as to steady growth in the Company's wireless short messaging services
(SMS) business.

The Company reported gross profit in the first quarter of RMB91.8 million (US$11.1 million), increasing 31.9% over the previous quarter's RMB69.6 million (US$8.4 million) and 1143.4% over RMB7.4 million (US$0.9 million) for the corresponding period a year ago. Strong revenue growth also favorably impacted gross margins, which increased from 72.7% in the preceding quarter to 77.9% in the first quarter.

Total operating expenses were RMB28.3 million (US$3.4 million), a 7.8% decrease from the previous quarter's RMB30.7 million (US$3.7 million) but a 7.0% increase from the corresponding period a year ago of RMB26.4 million (US$3.2 million). The Company reported an operating profit of RMB63.6 million (US$7.7 million) in the first quarter, representing continued improvement over last quarter's operating profit of RMB39.0 million (US$4.7 million) and the previous year's first quarter's operating loss of RMB19.0 million (US$2.3 million).

Other income for the first quarter of 2003 of RMB5.5 million (US$0.7 million) primarily represents the repayment of loans the Company made to four related parties, the proceeds of which were used by those related parties to purchase the Company's American Depositary Shares. The Company previously made full provision for these loans in the Company's audited consolidated financial statements for the year 2001, which impacted the Company's statement of operations in that period.

As of March 31, 2003, the Company's total net cash balance was RMB639.3 million (US$77.2 million), a 13.9% increase from the previous quarter's RMB561.3 million (US$67.8 million). Operating cash flow was RMB81.4 million (US$ 9.8 million) during the quarter.

Commenting on these first quarter results, Ted Sun, acting
Chief Executive Officer and Director of the Company said, "I am very pleased to announce another strong quarter for NetEase, which we believe demonstrates the continued success of our strategy of focusing on a diversified range of revenue streams and innovative customer offerings. During the first quarter, our online games business continued to exhibit good growth, due largely to the success of our in-house-developed title, `Westward Journey Online Version 2.0.' We believe that our proprietary online game development capabilities provide us with a unique competitive advantage in this area and that this revenue segment will continue to do well, especially as we improve our current games and develop new ones for our customers.

Our wireless SMS business is also growing steadily. Taking advantage of the fast-growing user rates for this service, we are continuously developing additional applications for SMS, as well as for emerging telecommunication technologies such as Multimedia Messaging Service (MMS), which leverage our existing Internet and SMS products. We expect strong potential from this area and we believe we are positioning ourselves well to capture future business opportunities as the technology evolves.

Although advertising revenues, which are typically sluggish in the first quarter of each year, had a less strong performance in comparison to last quarter, the outlook for this segment is still positive and we will strive to achieve steady growth going forward. We continue to see advertising as an important revenue source and will continue to develop innovative marketing and promotion solutions for our advertisers in order to leverage our advertising real estate."

Sun continued, "We remain dedicated to providing the highest quality service to our consumers, as evidenced by the establishment of our 24 hour/7 day a week customer service center during the quarter. This focus on service and customer relations will continue in the future."

Denny Lee, NetEase's Chief Financial Officer added, "From a financial point of view, this past quarter was a very healthy one for the Company, and revenue growth favorably impacted our gross margins and operating margins. Looking ahead, we will remain focused on controlling costs and maintaining sustainable, long-term profitability."

Users of the NetEase Web sites continued to grow, with 114 million registered accounts at the end of the first quarter, an increase of 19% over the 96 million accounts at the end of the previous quarter and a 114% increase over the 53 million accounts at the same time a year ago.

Mr. Sun concluded, "Our goal is to build on the strength of this first quarter to grow all business areas - Internet Portal, Wireless Value-added Services and Online Games - while continuing to enhance value for shareholders."

NetEase will host a conference call to discuss first quarter earnings at 8:00pm Eastern Time today (Beijing/Hong Kong time: April 29, 2003 at 8:00am). The management team will discuss quarterly results and highlights, and answer questions. The dial-in number for the call is 719-457-2727. A replay will be available from 10:00pm Eastern time on April 28, 2003 until 10:00pm Eastern time on May 5 2003, by dialing 719-457-0820 with access code 104390. Additionally, a live and archived web cast of this call will be available on the NetEase corporate web site at http://corp.netease.com.
                      -----------------------

**Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2774. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. The NetEase Web sites, operated by a company affiliate, organize and provide access to 18 content channels through distribution arrangements with more than one hundred international and domestic content providers. In addition, the NetEase Web sites offer a variety of products and services, including Instant Messaging (Popo), Dating, Love, Alumni and Personal Home Page. These products and services enable users to communicate about interests and areas of expertise.

At the end of March 2003, the number of registered users of the NetEase Web sites reached 114 million. The average number of daily pageviews was over 370 million in March 2003.


NetEase also offers online multi-player games, short messaging and e-mail services, as well as auction and online mall technology services that provide opportunities for e-commerce and traditional businesses to establish an online e-commerce presence on the NetEase Web sites.

--------------------------------------------------------------------------------

                                      * * *


This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China; the risk that the settlement of the class action litigation involving NetEase will not become final for whatever reason, in which case NetEase may have to incur significant additional expenses in defending against the litigation and possibly pay damages in excess of the settlement amount; the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to continue to successfully monetize the user base of the NetEase Web sites and that its e-commerce and other fee-based services revenues will not continue to grow; the risk that the current popularity of SMS in China will not continue for whatever reason, including SMS being superseded by other technologies for which NetEase is unable to offer attractive products and services; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market; the risk that NetEase will not be able to control its expenses in future periods; the risk that the trading price of NetEase's American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; the possibility that NetEase and its board of directors have not implemented effective or complete steps to ensure that the circumstances which led to the restatement of NetEase's financial statements for the year ended December 31, 2000 will not recur; the risk that current or future appointees to management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; NetEase's ability to develop and implement additional operational and financial systems to manage NetEase's operations; competition in NetEase's existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase's filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                   December 31,       March 31,         March 31,
                                                       2002             2003              2003
                                                 ----------------   -------------    -------------
                                                         RMB              RMB           USD (Note 1)

       Assets

       Current assets:

          Cash                                       560,069,711      638,087,620        77,087,929
          Restricted cash                              1,208,305        1,212,761           146,515
          Prepayments and other current assets         6,110,689        9,381,194         1,133,350
          Due from related parties, net               22,448,509       14,289,740         1,726,356
                                                    ------------     ------------     -------------
                 Total current assets                589,837,214      662,971,315        80,094,150

       Non-current rental deposit                      1,065,912        1,107,201           133,762
       Property, equipment and software, net          26,379,182       27,063,932         3,269,617
       Deferred tax assets                             2,395,888        5,500,000           664,460
                                                    ------------     ------------     -------------

       Total assets                                  619,678,196      696,642,448        84,161,989
                                                    ============     ============     =============

       Liabilities & Shareholders' Equity

       Current liabilities:

          Accounts payable                             3,814,614        3,814,600           460,845
          Salary and welfare payable                  16,023,380       14,968,043         1,808,302
          Taxes payable                                8,252,950       13,345,476         1,612,279
          Deferred revenue                               165,115            8,250               997
          Accrued liabilities                         10,398,385       12,741,118         1,539,266
                                                    ------------     ------------     -------------

                 Total current liabilities            38,654,444       44,877,487         5,421,689
                                                    ------------     ------------     -------------

       Shareholders' equity:
          Ordinary shares, US$0.0001 par value:
            1,000,000,000,000 shares
            authorized, 3,100,162,537 shares
            issued and outstanding as of
            December 31, 2002, and
            3,117,037,889 shares issued and
            outstanding as of March 31, 2003           2,566,543        2,580,108           311,705
       Additional paid-in capital                  1,049,651,354    1,051,231,308       127,000,182
       Less: Subscriptions receivable               (33,113,848)     (33,113,848)       (4,000,513)
       Deferred compensation                           (474,739)        (224,479)          (27,120)
       Translation adjustments                           228,910          210,839            25,472
       Accumulated deficit                         (437,834,468)    (368,918,967)      (44,569,426)
                                                   ------------     ------------     -------------
                Total shareholders' equity          581,023,752      651,764,961        78,740,300
                                                   ------------     ------------     -------------
        Total liabilities and shareholders'         619,678,196      696,642,448        84,161,989
                                                   ============     ============     =============


Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2774 on March 31, 2003 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

NETEASE.COM, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 Quarter Ended
                                       ------------------------------------------------------------
                                         March 31,     December 31,    March 31,      March 31,
                                           2002            2002           2003           2003
                                       ------------------------------------------------------------
                                            RMB            RMB            RMB        USD (Note 1)
         Revenues:

            Advertising services            3,946,530    12,454,490     11,997,296      1,449,404
            E-commerce and other
              services                     19,968,083    83,052,025    105,775,901     12,778,880
            Software licensing and
              related integration
              projects                         39,385       226,348        156,865         18,951
                                      ------------------------------------------------------------
         Total revenues                    23,953,998    95,732,863    117,930,062     14,247,235

         Sales and value-added taxes      (1,197,700)   (4,809,943)    (5,896,988)      (712,420)
                                      ------------------------------------------------------------

         Net revenues                      22,756,298    90,922,920    112,033,074     13,534,815
                                      ------------------------------------------------------------

         Cost of revenues:
            Advertising, e-commerce
              and other services         (14,894,747)  (20,826,355)   (20,216,951)    (2,442,428)
            Share compensation cost         (477,032)     (477,029)              -              -
                                      ------------------------------------------------------------

         Total cost of revenues          (15,371,779)  (21,303,384)   (20,216,951)    (2,442,428)
                                      ------------------------------------------------------------

         Gross profit                       7,384,519    69,619,536     91,816,123     11,092,387
                                      ------------------------------------------------------------

         Operating expenses:
            Selling, general and
              administrative
              expenses                   (22,202,753)  (26,717,117)   (23,844,491)    (2,880,674)
            Research and development
              expenses                    (3,565,372)   (3,643,946)    (4,159,767)      (502,545)
            Share compensation cost         (645,657)     (296,612)      (250,260)       (30,234)
                                      ------------------------------------------------------------

         Total operating expenses       (26,413,782)   (30,657,675)   (28,254,518)    (3,413,453)
                                      ------------------------------------------------------------

         Operating profit (loss)         (19,029,263)    38,961,861     63,561,605      7,678,934

         Other income (expenses):

           Interest income                  1,949,086     1,611,700      1,738,018        209,971
           Interest expense                  (996,735)            -              -              -
           Other, net                         283,199       111,430      5,518,548        666,701
                                      ------------------------------------------------------------

         Profit (loss) before tax         (17,793,713)   40,684,991     70,818,171      8,555,606

         Income tax (charge) credit                 -     2,395,888     (1,902,670)      (229,863)
                                      ------------------------------------------------------------

         Net profit (loss)                (17,793,713)   43,080,879     68,915,501      8,325,743
                                      ============================================================

         Earnings (Net loss) per
            share, basic                      (0.01)           0.01           0.02           0.01
                                      ============================================================
         Earnings (Net loss) per ADS,
            basic                             (0.59)           1.39           2.22           0.27
                                      ============================================================
         Earnings (Net loss) per
            share, diluted                    (0.01)           0.01           0.02           0.01
                                      ============================================================
         Earnings (Net loss) per ADS,
            diluted                           (0.59)           1.35           2.15           0.26
                                      ============================================================
         Weighted average number of
            ordinary shares
            outstanding, basic        3,024,318,700   3,091,650,900  3,102,842,755  3,102,842,755
                                      ============================================================
         Weighted average number of
            ADS outstanding, basic       30,243,187      30,916,509     31,028,428     31,028,428
                                      ============================================================
         Weighted average number of
            ordinary shares
            outstanding, diluted      3,024,318,700   3,185,313,400  3,207,939,611  3,207,939,611
                                      ============================================================
          Weighted average number of
            ADS outstanding,
            diluted                      30,243,187      31,853,134     32,079,396     32,079,396
                                      ============================================================

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2774 on March 31, 2003 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.